

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2021

Claude Maraoui
Chief Executive Officer, President and Director
Journey Medical Corporation
9237 E Via de Ventura Blvd., Suite 105
Scottsdale, AZ 85258

Re: Journey Medical Corporation
Form S-1
Exhibit Nos. 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12, 10.13, & 10.14.
Filed October 22, 2021
File No. 333-260436

Dear Mr. Maraoui:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance